EXHIBIT 99.1

August 10, 2009

We hereby consent to the use of our report to the Directors of Silver Standard Resources Inc. (the "Company) on the consolidated balance sheets as at December 31, 2008 and 2007, the consolidated statements of earnings (loss), comprehensive loss, deficit and cash flows for each of the three years ended December 2008, 2007 and 2006 in the Registration Statement (No. 333-157223) on Form F-10 (as amended) (the “Registration Statement”), 2005, and internal control over financial reporting of the Company. Our report is dated March 10, 2009 (except for notes 2 and 18(b),vi),vi) which are of as August 10, 2009).

We also consent to the reference to us under the headings “Interest of Experts” and “Documents Filed as Part of the Registration Statement” in the Registration Statement.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.